EXHIBIT 2.3

                          WYOMING OIL & MINERALS, INC.

                                LETTER AGREEMENT




                                                                    May 24, 2002



Michael D. Herman
Russell W. McCoy

Dear Mike and Russell:

     This binding Letter Agreement is to set forth the material terms of the agreement by Wyoming Oil & Minerals, Inc. ("WYOG") to purchase from Mike all of the issued and outstanding capital stock of Blue Star Acid Service, Inc. ("BSA") and to grant certain consideration to Russell for ongoing services. Those terms are as follows:

1. WYOG shall purchase from Mike all of the issued and outstanding capital stock of BSA as soon as possible (the date of purchase, the "Closing") and shall enter into an agreement with Russell for ongoing services for the following consideration, having a total value of $670,000 ($570,000 to Michael D. Herman and $100,000 to Russell McCoy).

     a. $100,000 payable in cash to Mike, receipt of which is hereby acknowledged by Mike Herman;

     b. the transfer by WYOG to Mike at Closing of 400,000 shares of restricted common stock in Dover Petroleum Corp., which the parties agree have a current value of $250,000; Mike shall be responsible for obtaining the actual certificate from Dover, Dover not yet having delivered the shares owned by WYOG to WYOG; but WYOG shall cooperate as necessary to assist in effectuating such transfer; Mike and WYOG hereby agree that neither shall have any claim against the other for any increase or decrease in value of said shares post-Closing, and that this agreement shall survive the Closing;

     c. a promissory note payable to Mike in the total amount of $220,000, with 7% interest; the principal amount of $95,000 shall be due 120 days after Closing, and the principal amount of $125,000 shall be due one year after Closing; all accrued interest shall be due and payable on each principal payment date; said note shall be delivered at Closing;

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     d.   a  promissory  note payable to Russell in the total amount of $50,000, with 7% interest; the principal amount of $25,000 shall be due 120 days after Closing, and the principal amount of $25,000 shall be due one year after Closing; all accrued interest shall be due and payable on each principal payment date; said note shall be delivered at Closing; Russell hereby agrees with Mike that he has no claim against Mike for any default under the note, and that this agreement shall survive the Closing;

     e. the issuance to Russell of 25,000 shares of WYOG's $.01 par value restricted common stock valued at $2.00 per share; Russell hereby agrees with Mike that he has no claim against Mike for any decrease in value or other issue with respect to the preferred or common shares, and that this agreement shall survive the Closing.

2. WYOG has reviewed Blue Star Acid Service Company's Audited financials dated December 31, 2001 and agrees it presents a fair and accurate picture of the company's financial position.

3. The Closing shall occur upon the signing of this agreement and execution of the promissory notes by both parties. Such closing shall occur no later than 6-01-02. For accounting purposes only, it is hereby agreed that the Letter Agreement shall be effective 4-01-02.


     This Letter Agreement is binding, sets forth all material terms of the agreement and supersedes a previous Letter Agreement dated 3-28-02 by and between the parties. Please sign and return it no later than 6-01-02.

Agreed and Accepted:                      Wyoming Oil &
                                          Minerals, Inc.


/s/ Michael D. Herman                      By:  /s/ Bill M. Conrad
--------------------------                     -------------------------------
Michael D. Herman                              Bill M. Conrad, President

Date: 5/31/02
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/s/ Russell W. McCoy
--------------------------
Russell W. McCoy

Date:  5/24/02
     ---------------------

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